[Janus Capital Management Letter Head]

VIA EDGAR

April 7, 2020

Mr. Jeffrey Long

Staff Accountant

Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
Washington, DC 20549

Re:	Janus Detroit Street Trust (“Registrant”)

Annual Shareholder Reports on Form N-CSR, dated October 31, 2019

File Nos. 333-207814 and 811-23112

Dear Mr. Long:

This letter responds to the comments to the Annual Shareholder Reports on Form N-CSR, dated October 31, 2019 (“Annual Reports”), that were provided by telephone on March 11, 2020 by the staff (“Staff”) of the Securities and Exchange Commission (”SEC”) with respect to the Janus Henderson Small Cap Growth Alpha ETF, Janus Henderson Small/Mid Cap Growth Alpha ETF, The Long-Term Care ETF, The Obesity ETF, The Organics ETF, Janus Henderson Short Duration Income ETF and Janus Henderson Mortgage-Backed Securities ETF (each a “Fund” and collectively the “Funds”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1.SEC Comment:  Each Fund’s “Schedule of Affiliated Investments – (% of Net Assets),” as applicable, should disclose any increase or decrease in affiliate holdings based on value, rather than number of shares.  See Article 12-14, footnote 1, of Regulation S-X.  Supplementally, please confirm that this change will be made for the Funds’ future reports on Form N-CSR.

Response: The Registrant acknowledges the Staff’s comment and confirms the requested changes will be implemented in the Funds’ future reports on Form N-CSR, as applicable.

2.SEC Comment:  The Annual Reports do not include the statement required by Item 27(b)(6) of Form N-1A, indicating that additional information about Fund Trustees is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the Funds’ statement of additional information.  Supplementally, please confirm that this statement will be included in the Funds’ future reports on Form N-CSR.

Response: The Registrant acknowledges the Staff’s comment and confirms the disclosure required by Item 27(b)(6) of Form N-1A will be included in the Funds’ future reports on Form N-CSR.

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Please do not hesitate to contact me at 303-336-7823 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Byron D. Hittle

Byron D. Hittle

Vice President, Secretary and Chief Legal Officer

cc:Eric S. Purple, Esq.